                      SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C.  20549

                                 SCHEDULE 13D

                  UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               AMENDMENT NO. 10



                               BRAD RAGAN, INC.
                               (Name of Issuer)


                   Common Stock, $1.00 Per Share Par Value
                        (Title of Class of Securities)


                                 750626 10 3
                                (CUSIP Number)


          James Boyazis, Secretary, The Goodyear Tire & Rubber Company
                     1144 East Market Street, Akron, Ohio  44316
                           Telephone:  (216) 796-2121
                     (Name, Address and Telephone Number
                        of Person Authorized to Receive
                          Notices and Communications)


                              November 10, 1994
           (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b) (3) or (4), check the following box: / /

Check the following box if a fee is being paid with this statement: / /

                                  SCHEDULE 13D


CUSIP No.  750626 10 3
________________________________________________________________
(1)  Names of Reporting Persons S.S. or I.R.S. Identification
     Nos. of Above Persons:

          THE GOODYEAR TIRE & RUBBER COMPANY
          1144 East Market Street
          Akron, Ohio  44316
          I.R.S. Employer Identification No. 34-0253240
________________________________________________________________
(2)  Check the Appropriate Box if a Member of a Group
     (See Instructions):         [a]  _________________
                                 [b]  _________________
________________________________________________________________
(3)  SEC Use only
________________________________________________________________
(4)  Source of Funds (See Instructions):  WC
________________________________________________________________
(5)  Check if Disclosure or Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e).         / /
________________________________________________________________
(6)  Citizenship or Place of Organization:  Ohio corporation
________________________________________________________________
Number of       (7)  Sole Voting Power:  1,633,695
Shares Bene-    _________________________________________________
 ficially       (8)  Shared Voting Power:  -0-
Owned by        _________________________________________________
 Each Report-   (9)  Sole Dispositive Power:  1,633,695
 ing Person
                _________________________________________________
With            (10)  Shared Dispositive Power:  -0-
________________________________________________________________
(11)  Aggregate Amount Beneficially Owned by Each Reporting
      Person:  1,633,695
________________________________________________________________
(12)  Check if the Aggregate Amount in Row (11) Excludes Certain
      Shares  / /   (See Instructions).
________________________________________________________________
(13)  Percent of Class Represented by Amount in Row (11): 74.6%
________________________________________________________________
(14)  Type of Reporting Person (See Instructions):  CO -
      Corporation

________________________________________________________________

This instrument is Amendment No. 10 to that certain Schedule 13D dated March 31, 1983 ("Schedule 13D"), filed by The Goodyear Tire & Rubber Company ("Goodyear") with the Securities and Exchange Commission on April 1, 1983, as heretofore amended by Amendments No 1, 2, 3, 4, 5, 6, 7, 8, 9 and 9A thereto filed with the Securities and Exchange Commission and dated July 22, 1983, August 27, 1985, September 19, 1985, January 6, 1986, February 10, 1986, March 24, 1986, May 5, 1986, July 30, 1986, November 15, 1989 and November 20, 1989,
respectively. This Amendment No. 10 further amends the Schedule 13D to reflect, among other things, the expiration on November 10, 1994 of an option to purchase up to 650,000 additional shares of Brad Ragan, Inc. Common Stock, $1.00 par value, from Brad Ragan, Inc. No shares of Brad Ragan, Inc. Common Stock were purchased by Goodyear pursuant to said option.

In accordance with Section 101(a)(2)(ii) of Registration S-T, the entire
Schedule 13(D) is restated (as amended) herein. This Amendment No. 10 further amends Schedule 13D, as heretofore amended, as follows:


Item 1.  Security and Issuer.

       Item 1 is hereby amended to provide in its entirety as follows:

       This Schedule 13D of The Goodyear Tire & Rubber Company ("Goodyear") relates to the Common Stock, $1.00 par value (the "Common Stock"), of Brad Ragan, Inc., a North Carolina corporation (the "Issuer"). The address of the principal executive offices of the Issuer is 4404G Stuart Andrew Boulevard, Charlotte, North Carolina 28217.


Item 2.  Identity and Background.

       Item 2 is hereby amended to provide in its entirety as follows:

       The filing person is The Goodyear Tire & Rubber Company, a corporation organized and existing under the laws of the State of Ohio. The principal business address of Goodyear is:

                       The Goodyear Tire & Rubber Company
                       1144 East Market Street
                       Akron, Ohio  44316

       Goodyear's principal business is manufacturing and marketing tires for most applications and other rubber products.

       During the last five years Goodyear has not been convicted in a criminal proceeding and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to Federal or state securities laws or finding any violation with respect to such laws. It is noted, however, that on May 11, 1989, in the United States

       District Court for the District of Columbia, Goodyear International Corporation ("GIC"), a wholly-owned subsidiary of Goodyear, entered a plea of guilty to a single count of violating the anti-bribery provision (Section 104(a)(1)) of the Foreign Corrupt Practices Act of 1977,
       Section 78dd(a)(1) of Title 15, United States Code. A fine of $250,000 was assessed against and paid by GIC. The United States Government, in its Statement of Facts Supporting the Guilty Plea submitted to the Court, alleged that GIC obtained approximately $19 million of tire orders from an agency of the Government of Iraq aggregating nearly $982,000, which funds were obtained by the aforementioned employees through a $430,000 payment for a superficial marketing study and approximately $551,000 of fictitious invoices purportedly for Arab language advertising. The statement of facts also indicates that two former executive officers of Goodyear (and perhaps other officials of GIC and/or Goodyear) may have been aware of, or authorized or acquiesced in, these transactions.

       Attached hereto and, by specific reference, incorporated herein and made a part hereof, are:

             Exhibit A-1B  List of Directors (not also officers) of Goodyear.

             Exhibit A-2B  List of Executive Officers of Goodyear.

             Exhibit A-3A  Background Information Regarding Directors
                           and Officers of Goodyear.


   Item 3.  Source and Amount of Funds or Other Consideration.

       Item 3 is hereby amended to provide in its entirety as follows:

       The acquisition costs of all of the 1,633,695 shares of the Common Stock was $33,025,420.75 (See table below), which funds came from the working capital of Goodyear.

                             TABLE OF ACQUISITIONS

 Reported at
 Schedule 13D
 or Amendment
 No. Filed on                                 Aggregate         Date of
March 13, 1983          Shares Acquired      Amount Paid      Acquisition
- --------------          ---------------      -----------      -----------
       Schedule 13D         167,274        $ 2,300,017.50    March 24, 1983
       1                    200,000          2,925,000.00    June 9, 1983
       2                        500              8,735.00    July 31, 1985
       3                      4,500             76,218.75    Sept 11, 1985
       4                     10,000            211,250.00    Dec 10, 1985
       5                  1,004,600         22,101,200.00    March 24, 1986
       6                    183,021          4,026,462.00    March 30, 1986
       7                     58,300          1,277,350.00    May 1, 1986
       8                      5,500             94,187.50    July 30, 1986

          9    An option to purchase 650,000 shares of the Common
               Stock was entered into with Brad Ragan, Inc. See below for details.

       Issuer and Goodyear entered into an Option Agreement dated November 13, 1989 (the "Option Agreement"), whereunder Goodyear was granted an option expiring November 10, 1994 to purchase from time to time from Issuer up to 650,000 shares of the Common Stock (the "Option").

       The acquisition cost of the Option acquired by Goodyear pursuant to the Option Agreement and reported in Amendment No. 9 (and 9A) to Schedule 13D was $162,500, which funds came from the working capital of Goodyear. The aggregate consideration which Goodyear would have been obligated to pay to acquire shares under the Option Agreement, assuming the Option had been exercised in respect of all of the 650,000 shares of the Common Stock subject thereto from time to time prior to the expiration thereof, would not have exceeded $48,750,000 or have been less than $16,250,000. Goodyear expected that any such amount would have been available out of its working capital.

       The Option Agreement expired, and the Option expired unexercised, on November 10, 1994.


Item 4.  Purpose of Transaction.

       Item 4 is hereby amended to provide in its entirety as follows:

       As set forth in Schedule 13D dated March 31, 1983:

       The purpose of the acquisition of (167,274 shares of the) Common Stock was to assist the heirs of Bradley E Ragan, Sr, as the principal shareholders of and executive management of the Issuer, the Issuer being a long-established distributor and retailer of tires and related products manufactured by Goodyear and important to Goodyear's overall distribution programs. A significant portion of the estate of Bradley E Ragan, Sr, was made up of the securities of Issuer and in the opinion of the executor of the estate it was necessary to sell some of the Issuer's securities to pay estate debts. The widow of Bradley E Ragan, Sr, also desired to sell a portion of the total securities of Issuer owned by her. To assist both parties, Goodyear purchased the securities of Issuer.

       Attached hereto and, by specific reference, incorporated herein and made a part hereof as Exhibits B, C and D, are the purchase agreements between Goodyear and the Executor of the Estate of Bradley E Ragan, Sr, and Mrs Florence Ragan, the widow of Bradley E Ragan, Sr, respectively, and an Option Agreement between Goodyear and Bradley E Ragan, Jr. Both purchase agreements provide a right of first refusal to Goodyear to purchase any securities of the Issuer that either such seller elects to sell in the future. The Option Agreement with Bradley E Ragan, Jr, provides that each party has the right of first refusal with respect to securities of the Issuer owned by the other, and grants Bradley E Ragan, Jr, the right at any time to purchase from Goodyear any or all Common Stock owned by Goodyear, all at a price equal to the market price for such Common Stock at the time of the exercise of the option.

       Additionally, in connection with the above described purchases of securities of Issuer, the widow of Bradley E Ragan, Sr, requested that Goodyear's interests be represented on the Board of Directors of Issuer. In addition to Mrs Ragan, this concept has been orally supported by the Estate of Bradley E Ragan, Sr, and Bradley E Ragan, Jr. The understanding described in this paragraph has not been and is not expected to be reduced to writing.


       As supplemented by Amendment No. 1 to Schedule 13D:

       The purchase of an additional 200,000 shares of the Common Stock reflected in Amendment No. 1 was made from Florence Ragan pursuant to Goodyear's right of first refusal to buy shares of the Common Stock held by her, all as set out in the Agreement dated March 24, 1983, between Goodyear and Florence Ragan, which Agreement was attached as Exhibit C to the Schedule 13D when filed April 1, 1983.


       As supplemented by Amendment No. 2 to Schedule 13D:

       The purchase of an additional 500 shares of the Common Stock reflected in Amendment No. 2 was made from a relative of Florence Ragan pursuant to Goodyear's right of first refusal to buy shares of the Common Stock held by Florence Ragan, all as set out in the Agreement dated March 24, 1983, between Goodyear and Florence Ragan, which Agreement was attached as Exhibit C to the Schedule 13D when filed April 1, 1983.


       As supplemented by Amendment No. 3 to Schedule 13D:

       The purchase of an additional 4,500 shares of the Common Stock reflected in Amendment No. 3 was made from a relative of Florence Ragan pursuant to Goodyear's right of first refusal to buy shares of the Common Stock held by Florence Ragan, all as set out in the Agreement dated March 24, 1983, between Goodyear and Florence Ragan, which Agreement was attached as Exhibit C to the Schedule 13D when filed April 1, 1983.


       As supplemented by Amendment No. 4 to Schedule 13D:

       The purchase of an additional 10,000 shares of the Common Stock reflected in Amendment No. 4 was made from a relative of Florence Ragan pursuant to Goodyear's right of first refusal to buy shares of the Common Stock held by Florence Ragan, all as set out in the Agreement dated March 24, 1983, between Goodyear and Florence Ragan, which Agreement was attached as Exhibit C to the Schedule 13D when filed April 1, 1983.

       As supplemented by Amendment No. 5 to Schedule 13D:

       The purpose of the planned acquisition of the 1,004,600 shares of Common Stock of the Issuer (or such portion thereof as shall be available for purchase) is to acquire ownership and management control of the Issuer. The Issuer, an established distributor and retailer of tires and related products and tire retreader, is an important channel of distribution for Goodyear tires and related products. The expressed desire of Mr Ragan, the chief executive officer and a principal shareholder of the Issuer, to sell his shares of Issuer's Common Stock and leave his management post, combined with the availability of other large blocks of shares of Common Stock of the Issuer, have resulted in an opportunity for Goodyear to acquire the Issuer as a subsidiary company, thereby assuring continued access to the Issuer as a principal channel of distribution for Goodyear in the markets served by the Issuer.

       Goodyear may purchase additional shares of the Common Stock of the issuer from time to time as may be determined to be appropriate. Although Goodyear has no present plans to merge the Issuer with any other company, to sell substantially all of the assets of the Issuer or to liquidate the Issuer, Goodyear may, if it determines any such action to be in its interest as a shareholder, recommend and vote for such a transaction or a reorganization of the Issuer and Issuer's subsidiaries.

       Bradley Ragan, Jr has indicated an interest in purchasing assets of the Issuer associated with certain commercial tire locations. The sale by the Issuer of certain locations on appropriate terms would be approved by Goodyear.

       Bradley Ragan, Jr has indicated his desire to relinquish his post as Chief Executive Officer of the Issuer after a brief transition period and Goodyear expects certain of the directors of the Issuer to resign when the purchases are completed. Goodyear expects to name nominees to these posts. Additional management changes may be recommended by Goodyear from time to time.

       Goodyear may, under appropriate circumstances, deem it appropriate to cause the Issuer to amend its charter or by-laws, to remove its shares of Common Stock from listing on the American Stock Exchange and to terminate the registration of the shares under the Securities Exchange Act.

       Except as discussed above, Goodyear has no present plans or intentions which would result in any of the transactions described in subparagraphs
       (a) through (j) of Item 4 of Schedule 13D.


       As supplemented by Amendment No. 6 to Schedule 13D:

       The purpose of the planned acquisition of the 183,021 shares of Common Stock of the Issuer is to acquire additional ownership and management control of the issuer. The Issuer, an established distributor and retailer of tire and related products and tire retreader, is an important channel of distribution for Goodyear tires and related products. The expressed desire of Mrs Florence B Ragan to sell her shares of the Common Stock of the Issuer, combined with the availability of this block of shares of Common Stock of the Issuer, resulted in an opportunity for Goodyear to acquire an additional interest in the Issuer.


       As supplemented by Amendment No. 7 to Schedule 13D:

       The purpose of the acquisition of the 58,300 shares of Common Stock of the issuer is to acquire additional ownership of the Issuer.


       As supplemented by Amendment No. 8 to Schedule 13D:

       The purpose of the acquisition of the 5,500 shares of Common Stock of the Issuer is to acquire additional ownership of the Issuer.


       As supplemented by Amendment No. 9 to Schedule 13D:

       The Option was purchased by Goodyear in order to assure that during the option period which ends November 10, 1994 Goodyear will be able to acquire that number of shares of the Common Stock as would be required to permit the consolidation of the Issuer with Goodyear for Federal income tax purposes at a future time should such consolidation be deemed by Goodyear to be beneficial and to permit the inclusion of the Issuer in the "Goodyear control group" for purposes of employee benefit programs, which inclusion is considered by Goodyear to be beneficial to the Issuer and to Goodyear.


       Item 4 is hereby amended by this Amendment No. 10 to add the following:

       The Option was not exercised by Goodyear and expired on November 10, 1994. Goodyear does not presently intend to negotiate with the Issuer for the purpose of obtaining a new option to acquire shares of the Common Stock of the Issuer or for the purpose of purchasing shares of the Common Stock from the Issuer.


Item 5.  Interest in Securities of Issuer.

       Item 5 is hereby amended to provide in its entirety as follows:

       The aggregate number of shares of the Common Stock beneficially owned by Goodyear at March 31, 1983 was 167,274 shares, which was 7.6% of the 2,190,619 shares of securities of the Issuer then outstanding.
       (Schedule 13D dated March 31, 1983.)

       The aggregate number of shares of the Common Stock beneficially owned by Goodyear at June 9, 1983 was 367,274 shares, which was 16.09% of the 2,282,000 shares of the Common Stock of the Issuer then outstanding. (Amendment No. 1.)

       The aggregate number of shares of the Common Stock beneficially owned by Goodyear at July 31, 1985 was 367,774 shares, which was 16.79% of the 2,190,619 shares of the Common Stock of the Issuer then outstanding. (Amendment No. 2.)

       The aggregate number of shares of the Common Stock beneficially owned by Goodyear at September 11, 1985 was 372,274 shares, which was 16.99% of the 2,190,619 shares of Common Stock of the Issuer then outstanding. (Amendment No. 3.)

       The aggregate number of shares of the Common Stock beneficially owned by Goodyear at December 10, 1985 was 382,274 shares, which was 17.45% of the 2,190,619 shares of Common Stock of the Issuer then outstanding. (Amendment No. 4). Goodyear's power to vote the securities of the Issuer and to dispose of the same was subject to paragraph 1 of Exhibit D in which Goodyear granted Bradley E Ragan, Jr, an irrevocable and unlimited as to time option to purchase any and all shares of Common Stock owned by Goodyear. (Schedule 13D and Amendments 1, 2, 3 and 4 thereto)

       The aggregate number of shares of the Common Stock of Issuer beneficially owned by Goodyear at February 6, 1986 was 382,274 shares, which was 17.45% of the 2,190,619 shares of Common Stock of the Issuer outstanding at that date. Upon the consummation of the Purchase of 326,000 shares of the Common Stock of Issuer from Bradley Ragan, Jr at $22.00 per share in accordance with the agreement attached hereto as Exhibit E and the purchase of 678,600 shares (or such portion thereof as shall be available for purchase) of the Common Stock of Issuer from GAMCO Investors, Inc and Gabelli and Company, Inc at $22.00 per share (subject to adjustment upon the occurrence of subsequent events as set forth in the agreement attached as Exhibit G hereto) in accordance with the agreement attached hereto as Exhibit G, Goodyear would beneficially own as many as 1,386,874 shares of the Common Stock of the Issuer, which is approximately 63.3% of all of Issuers outstanding shares of Common Stock. The agreement between Goodyear and Bradley Ragan, Jr attached hereto as Exhibit F provides that the options and rights of first refusal pursuant to the agreement attached to this Schedule 13D as Exhibit D shall terminate upon the consummation of the purchase of Issuer's Common Stock by Goodyear from Bradley Ragan, Jr contemplated by the agreement attached hereto as Exhibit E. Exhibits E, F and G are each, by specific reference, incorporated herein and made a part hereof. (Amendment No. 5.)

       The aggregate number of shares of the Common Stock of Issuer beneficially owned by Goodyear at March 24, 1986 was 1,386,874 shares, which was 63.3% of the 2,190,619 shares of Common Stock of the Issuer outstanding at the date. The proposed purchases of 1,004,600 shares of Common Stock of the Issuer described in Amendment No. 5 of this Schedule 13D were completed on March 20, 1986 in respect of the 326,000 shares acquired from Bradley Ragan, Jr and on March 17, 1986 (the final settlement date was March 24, 1986) in respect of the 678,600 shares acquired from

       GAMCO Investors, Inc and Gabelli and Company, Inc. Upon the consummation of the purchase of 183,021 shares of the Common Stock of Issuer from Florence B Ragan at $22.00 per share in accordance the agreement attached hereto as Exhibit H, Goodyear beneficially owned 1,569,895 shares of the Common Stock of the Issuer, which was approximately 71.66% of all of the outstanding shares of the Common Stock of the Issuer at March 30, 1986. Exhibit H is, by specific reference, incorporated herein and made a part hereof. (Amendment No. 6.)

       The aggregate number of shares of the Common Stock of Issuer beneficially owned by Goodyear at April 23, 1986 was 1,569,825 shares, which constituted 71.66% of the 2,190,619 shares of Common Stock of the Issuer outstanding at that date. As a result of the purchases by Goodyear of 51,300 shares of the Common Stock of Issuer from Constitutional Capital Management Co at $22.00 per share in accordance with the agreement attached hereto as Exhibit I (which purchase was completed as of May 1, 1986) and of 7,000 shares of the Common Stock of the Issuer from Donald W Burton Investment Partnership Limited at $21.25 per share in accordance with the agreement attached hereto as Exhibit J (which purchase was completed on May 1, 1986), Goodyear beneficially owned 1,628,195 shares of the Common Stock of the Issuer, which was approximately 74.3% of all of the outstanding shares of the Common Stock of the Issuer at May 1, 1986. Exhibits I and J are, by specific reference, incorporated herein and made a part hereof. (Amendment
       No. 7.)

       The aggregate number of shares of the Common Stock of Issuer beneficially owned by Goodyear at July 25, 1986 was 1,628,195 shares, which constituted 74.3% of the 2,190,619 shares of Common Stock of the Issuer outstanding at that date. As a result of the purchases by Goodyear of 5,500 shares of the Common Stock of Issuer from Paul E Welder (who resigned as President of the Issuer on June 18, 1986 and was retained for a period by the Issuer as a consultant), acting for his own account in respect of 5,300 shares and as custodian under the North Carolina Uniform Gifts to Minors Act in respect of 200 shares beneficially owned by his minor children, at $17.125 per share (which purchase was completed on July 30, 1986). At July 30, 1986, Goodyear beneficially owned 1,633,695 shares of the Common Stock of the Issuer, which is approximately 74.6% of all of the issued and outstanding shares of the Common Stock of the Issuer. (Amendment No. 8.)

       The aggregate number of shares of the Common Stock of the Issuer beneficially owned by Goodyear at November 12, 1989 was 1,633,695 shares, which constituted approximately 74.6% of the 2,190,619 shares of Common Stock of the Issuer outstanding at that date. After giving effect to the issuance of the Option, and determining beneficial ownership using the applicable provisions of Rule 13d-3 (d)(l)(i), at November 13, 1989, Goodyear beneficially owned 2,283,695 shares, or approximately 80.4% of the 2,840,619 deemed outstanding shares, of the Common Stock of the Issuer. Said number of shares included 1,633,695 shares, or approximately 74.6% of the 2,190,619 outstanding shares, of the Common Stock of Issuer owned beneficially and of record by Goodyear and the 650,000 shares of the Common Stock of the Issuer which were the subject of the Option granted by the Issuer to Goodyear on and pursuant to the terms of the Option Agreement. (Amendment
       No. 9.)

       The aggregate number of shares of the Common Stock of Issuer beneficially owned by Goodyear at November 11, 1994 was 1,633,695 shares, which constituted approximately 74.6% of the 2,190,619 shares of Common Stock of the Issuer outstanding at that date.


Item 6. Contracts, Arrangements, Understandings or Relation ships with Respect to Securities of the Issuer.

       Item 6 is amended to provide as follows:

       There are no contracts, arrangements, understandings or relationships (legal or otherwise) between Goodyear and any other person with respect to the Common Stock or any other securities of the Issuer, except:

       (1) As set forth in the instruments set forth in Exhibits B, C, D, E, F, G, H, I and J to Schedule 13D as heretofore from time to time amended; and

       (2) As described at Items 4 and 5 of Schedule 13D as heretofore from time to time amended; and

       (3) That certain Option Agreement, dated November 13, 1989, between Goodyear and the Issuer whereunder Goodyear acquired, at a purchase price of $162,500, a non-transferable option exercisable from time to time through November 10, 1994 to acquire up to 650,000 shares of the Common Stock of the Issuer. The Option Agreement expired on November 10, 1994 and was not exercised. The per share Option exercise price at each exercise thereof shall be equal to the greater of (a) the average of the high and low sales prices of shares of the Common Stock as reported on the American Stock Exchange Composite Transactions tape during the five trading days immediately preceding the date on which the Option is then being exercised or (b) the book value per share of the Common Stock as at the end of the fiscal quarter ended immediately prior to the date of exercise of the Options; provided, that in no event shall the Option price exceed $75.00 per share or be less than $25.00 per share. The foregoing description is qualified and amplified by reference to the Option Agreement, a copy of which is attached hereto as Exhibit K and by specific reference incorporated herein and made a part hereof.


Item 7.  Material to be filed as Exhibits.

       Item 7 is amended to provide in its entirety as follows:

       Exhibit A-1B - List of Directors (not also Officers) of

                         Goodyear at November 11, 1994.

       Exhibit A-2B - List of Executive Officers of Goodyear at
                      November 11, 1994.

       Exhibit A-3A - Background Information regarding Directors and
                       Officers of Goodyear at November 11, 1994.

       Exhibit B    - Agreement of Sale between Goodyear and the
                      Estate of Bradley E Ragan, Jr, that includes a right of first refusal for Goodyear to buy any other shares of the securities of Issuer owned by the Estate. (Filed with Schedule 13D)

       Exhibit C    - Agreement of Sale between Goodyear and Mrs
                      Florence Ragan that includes a right of first refusal for Goodyear to buy any other shares of the securities of Issuer owned by her.
                      (Filed with Schedule 13D)

       Exhibit D    - Option Agreement between Goodyear and Bradley
                      E Ragan, Jr, that grants Bradley E Ragan, Jr, the option to purchase any and all shares of the securities of the Issuer at any time, without limitation, and grants him and Goodyear the rights of first refusal for him and Goodyear to purchase any such shares owned by and being sold by the other. (Filed with Schedule 13D)

       Exhibit E    - Letter Agreement between Goodyear and Bradley
                      Ragan, Jr, dated February 4, 1986, relating to the sale of Issuer's Common Stock to Goodyear. (Filed with Amendment No. 5 to the Schedule 13D)

       Exhibit F    - Letter Agreement between Goodyear and Bradley
                      Ragan, Jr, dated February 4, 1986, relating to the termination of certain options and rights in respect of Issuer's Common Stock.
                      (Filed with Amendment No. 5 to the Schedule 13D)

       Exhibit G    - Letter Agreement between Goodyear and GAMCO
                      Investors Inc and Gabelli & Company, Inc, dated February 5, 1986, relating to the sale of Issuer's Common Stock to Goodyear. (Filed with Amendment No. 5 to the Schedule 13D)

       Exhibit H    - Letter Agreement between Goodyear and Florence
                      B Ragan dated as of March 6, 1986, relating to the sale of Issuer's Common Stock to Goodyear. (Filed with Amendment No. 6 to the Schedule
                      13D)

       Exhibit I    - Letter Agreement between Goodyear and

                      Constitutional Capital Management Co dated as of April 28, 1986, relating to the sale of Issuer's Common Stock to Goodyear. (Filed with Amendment No. 7 to the Schedule 13D)

       Exhibit J    - Letter Agreement between Goodyear and Donald W
                      Burton Investment Partnership Limited dated as of April 23, 1986, relating to the sale of Issuer's Common Stock to Goodyear. (Filed with Amendment No. 7 to the Schedule 13D)

       Exhibit K    - Option Agreement between Goodyear and the Issuer dated
                      November 13, 1989. (Filed with Amendment No. 9 to the Schedule 13D)


                                  SIGNATURES


After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                        THE GOODYEAR TIRE & RUBBER COMPANY



Dated:  November 15, 1994               By:     /s/ JAMES BOYAZIS
                                            ----------------------------------
                                                    James Boyazis,
                                            Vice President and Secretary
                                          THE GOODYEAR TIRE & RUBBER COMPANY
                                          (Signing on behalf of the Reporting
                                          Person as a duly authorized officer
                                                          thereof)



                                        Attest:   /s/ PATRICIA A. KEMPH
                                                ------------------------------
                                                     Patricia A. Kemph,
                                                    Assistant Secretary

                                  EXHIBIT A-1B



           List of Directors of The Goodyear Tire & Rubber Company Not Also
                      Officers of Goodyear at November 11, 1994



John G Breen                           2727 Cranlyn Road
Chairman of the Board and              Shaker Heights, OH  44122
Chief Executive Officer
The Sherwin-Williams Company

Thomas H Cruikshank                    3508 Marquette Street
Chairman of the Board and              Dallas, Texas  75225
Chief Executive Officer
Halliburton Company

Gertrude G Michelson                   70 E 10th Street
Senior Advisor                         Apt 6U
R H Macy & Co, Inc.                    New York, NY  10001

Steven A Minter                        2878 Woodbury Road
Executive Director and                 Shaker Heights, OH 44120
President
The Cleveland Foundation

Russell E Palmer                       409 Hillbrook Road
Chairman and Chief Executive           Bryn Mawr, PA  19010
Officer
The Palmer Group

Charles W Parry                        704 Tamarind Court
Retired Chairman of the Board          Naples, Florida  33963
and Chief Executive Officer
Aluminum Company of America

Agnar Pytte                            2163 Harcourt Drive
President                              Cleveland Heights, OH 44106
Case Western Reserve University

George H Schofield                     1324 S Shore Place
Chairman of the Board and              Apt 1005
Chief Executive Officer                Erie, PA  16505
Zurn Industries, Inc

William C Turner                       5710 North Yucca Road
Chairman                               Scottsdale, AZ  85253
Argyle Atlantic Corporation

                                  EXHIBIT A-2B



              List of Executive Officers of The Goodyear Tire & Rubber Company
                                    at November 11, 1994.



Stanley C Gault*                                    407 W Wayne Avenue
Chairman of the Board and                           Wooster, Ohio  44691
Chief Executive Officer

Hoyt M Wells*                                       2390 Stockbridge Road
Vice Chairman of the Board                          Akron, Ohio  44313-4577
and Chief Operating Officer

William J Sharp                                     1356 Foxchase Drive
Executive Vice President                            Akron, Ohio  44333
and President and General
Manager-European Region

Samir F Gibara                                      309 Lake Pointe Drive
Executive Vice President                            Akron, Ohio  44333
North American Tires

Robert W Tieken                                     3845 Yellow Creek West
Executive Vice President                            Akron, Ohio  44333
and Chief Financial Officer

Frederick J Kovac                                   130 Hickory Road
Vice President                                      Akron, Ohio  44333
Technology-Business Planning

Robert M Hehir                                      6407 Canterbury Drive
Vice President                                      Hudson, Ohio  44236
Environmental and Health Affairs

James W Barnett                                     45 Twin Oaks
Vice President                                      Akron, Ohio  44313
OE Tire Sales Worldwide

Nissim Calderon                                     1766 Brookwood Drive
Vice President                                      Akron, Ohio  44313-5067
Corporate Research

John M Ross                                         701 Hunter's Trail
Vice President and                                  Akron, Ohio  44313
General Counsel

James Boyazis                                       185 Samoa Drive
Vice President and Secretary                        Akron, Ohio  44319-4431



*Also a director of The Goodyear Tire & Rubber Company

Jesse T Williams, Sr                                4539 Mark Trail
Vice President                                      Copley, Ohio  44321
Compensation and Employment
Practices

John P Perduyn                                      3219 Clearview, NW
Vice President                                      Canton, Ohio  44718
Public Affairs

Richard P Adante                                    4284 Bramble Drive
Vice President                                      Copley, Ohio  44321
Materials Management

H Clay Orme                                         2284 Herrick Circle
Vice President                                      Hudson, Ohio  44236
Product Supply

Joseph M Gingo                                      1522 Hyde Park Avenue
Vice President                                      Akron, Ohio  44310
Tire Technology Worldwide

Gary A Miller                                       1225 Springhill Avenue, NE
Vice President                                      Massillon, Ohio  44646
Purchasing

Mike L Burns                                        135 Merle Boulevard
Vice President                                      Munroe Falls, Ohio  44262
Human Resources and Total Quality
Culture

James C Whiteley                                    3440 Bancroft Road
Vice President                                      Fairlawn, Ohio  44333
Product Quality and Safety

George E Strickler                                  4797 Pin Oak Road
Vice President and                                  Akron, Ohio  44333
Comptroller

Richard W Hauman                                    261 Lake Pointe Drive
Vice President and Treasurer                        Akron, Ohio  44333

                                  EXHIBIT A-3A


                       Background Information Regarding Directors
                   and Officers of The Goodyear Tire & Rubber Company



None of the Directors of Goodyear listed in Exhibit A-1B hereto and none of the Executive Officers of Goodyear listed in Exhibit A-2B hereto owns either directly or beneficially any securities of the Issuer.

During the last five years none of the above referred to Directors or Executive Officers of Goodyear has been convicted in a criminal proceeding or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state security laws or finding any violation with respect to such laws.

Each such person is a citizen of the United States of America, except Mr Samir F Gibara who is a citizen of France.